UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

DBV Technologies S.A.

(Name of Issuer)

Ordinary Shares, nominal value €0.10 per share

(Title of Class of Securities)

23306J101 (American Depositary Shares, each representing one-half of one Ordinary Share)

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Bpifrance Participations S.A.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power Not applicable.

	6	Shared Voting Power 1,291,067

	7	Sole Dispositive Power Not applicable.

	8	Shared Dispositive Power 1,291,067

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,291,067

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.2%

12	Type of Reporting Person (See Instructions) OO

1	Name of Reporting Person Innobio FPCI

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power Not applicable.

	6	Shared Voting Power 452,266

	7	Sole Dispositive Power Not applicable.

	8	Shared Dispositive Power 452,266

9	Aggregate Amount Beneficially Owned by Each Reporting Person 452,266

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 1.8%

12	Type of Reporting Person (See Instructions) OO

1	Name of Reporting Person Bpifrance Investissement S.A.S.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power Not applicable.

	6	Shared Voting Power 452,266

	7	Sole Dispositive Power Not applicable.

	8	Shared Dispositive Power 452,266

9	Aggregate Amount Beneficially Owned by Each Reporting Person 452,266

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 1.8%

12	Type of Reporting Person (See Instructions) OO

1	Name of Reporting Person Caisse des Dépôts et Consignations

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power Not applicable.

	6	Shared Voting Power 1,743,333

	7	Sole Dispositive Power Not applicable.

	8	Shared Dispositive Power 1,743,333

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,743,333

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 7.1%

12	Type of Reporting Person (See Instructions) OO

1	Name of Reporting Person EPIC Bpifrance

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power Not applicable.

	6	Shared Voting Power 1,743,333

	7	Sole Dispositive Power Not applicable.

	8	Shared Dispositive Power 1,743,333

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,743,333

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 7.1%

12	Type of Reporting Person (See Instructions) OO

1	Name of Reporting Person Bpifrance S.A.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power Not applicable.

	6	Shared Voting Power 1,743,333

	7	Sole Dispositive Power Not applicable.

	8	Shared Dispositive Power 1,743,333

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,743,333

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 7.1%

12	Type of Reporting Person (See Instructions) OO

Item 1 (a)	Name of Issuer DBV Technologies S.A.
Item 1 (b)	Address of Issuer’s Principal Executive Offices: 177-181 avenue Pierre Brossolette 92120 Montrouge FRANCE

Item 2 (a)

Name of Person Filing:
(i) Bpifrance Participations S.A.

(ii) Innobio FPCI (“Innobio”)

(iii) Bpifrance Investissement S.A.S.

(iv) Caisse des Dépôts et Consignations (“CDC”)

(v) EPIC Bpifrance (“EPIC”)

(vi) Bpifrance S.A.

Item 2 (b)

Address of Principal Business Office:

(i) 27-31, avenue du Général Leclerc

94710 Maisons-Alfort Cedex

France

(ii) 27-31, avenue du Général Leclerc

94710 Maisons-Alfort Cedex

France

(iii) 27-31, avenue du Général Leclerc

94710 Maisons-Alfort Cedex

France

(iv) 56, rue de Lille

75007 Paris

France

(v) 27-31, avenue du Général Leclerc

94710 Maisons-Alfort Cedex

France

(vi) 27-31, avenue du Général Leclerc

94710 Maisons-Alfort Cedex

France

Item 2 (c)	Citizenship: France
Item 2 (d)	Title of Class of Securities: Ordinary Shares, nominal value €0.10 per share (“Ordinary Shares”)
Item 2 (e)	CUSIP Number: 23306J101 (American Depositary Shares, each representing one-half of one Ordinary Share)

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4	Ownership:
Please see Items 5, 6, 7, 8, 9 and 11 of each cover sheet for each filing entity.

Bpifrance Participations S.A. is a French public investment fund specializing in the business of equity financing via direct investment or fund of funds. Bpifrance Participations S.A. is a wholly-owned subsidiary of Bpifrance S.A., a French financial institution especially created for this purpose. CDC, a French special public entity (établissement special) and EPIC, a French public institution of industrial and commercial nature, each hold 50% of the share capital of Bpifrance S.A. and jointly control Bpifrance S.A. CDC is principally engaged in the business of long-term investments. EPIC is principally engaged in the business of banking finance. Innobio is a fund managed by Bpifrance Investissement S.A.S. (which is the management company (société de gestion) of Bpifrance), and Bpifrance Investissement S.A.S. is a wholly-owned, indirect subsidiary of Bpifrance Participations S.A. InnoBio is a venture capital fund.  The main aim of the fund is to make equity investments in innovative companies providing technology, products and services for health care.

As of December 31, 2016, Bpifrance Participations S.A. held directly 1,291,067 Ordinary Shares, and Innobio held directly 452,266 Ordinary Shares. Neither Bpifrance S.A., CDC, EPIC nor Bpifrance Investissement S.A.S. held any Ordinary Shares directly. Bpifrance Investissement S.A.S. may be deemed to be the beneficial owner of the 452,266 Ordinary Shares held by Innobio, through its management of Innobio. Bpifrance S.A. may be deemed to be the beneficial owner of 1,743,333 Ordinary Shares, indirectly through its sole ownership of Bpifrance Participations S.A., which is the indirect parent company of Bpifrance Investissement S.A.S. CDC and EPIC may be deemed to be the beneficial owners of 1,743,333 ordinary shares, indirectly through their joint ownership and control of Bpifrance S.A.

As of December 31, 2015, Bpifrance Participations S.A. held directly 1,291,067 Ordinary Shares, and Innobio held directly 921,192 Ordinary Shares. Neither Bpifrance S.A., CDC, EPIC nor Bpifrance Investissement S.A.S. held any Ordinary Shares directly. Bpifrance Investissement S.A.S. may be deemed to be the beneficial owner of the 921,192 Ordinary Shares held by Innobio, through of its management of Innobio. Bpifrance S.A. may be deemed to be the beneficial owner of 2,212,259 Ordinary Shares, indirectly through its sole ownership of Bpifrance Participations S.A., which is the indirect parent company of Bpifrance Investissement S.A.S. CDC and EPIC may be deemed to be the beneficial owners of 2,212,259 Ordinary Shares, indirectly through their joint ownership and control of Bpifrance S.A.

As of December 31, 2014, Bpifrance Participations S.A. held directly 1,394,994 Ordinary Shares, and Innobio held directly 1,121,192 Ordinary Shares. Neither Bpifrance S.A., CDC, EPIC nor Bpifrance Investissement S.A.S. held any Ordinary Shares directly. Bpifrance Investissement S.A.S. may be deemed to be the beneficial owner of the 1,121,192 Ordinary Shares held by Innobio, through its management of Innobio. Bpifrance S.A. may be deemed to be the beneficial owner of 2,516,186 Ordinary Shares, indirectly through its sole ownership of Bpifrance Participations S.A., which is the indirect parent company of Bpifrance Investissement S.A.S. CDC and EPIC may be deemed to be the beneficial owners of 2,516,186 Ordinary Shares, indirectly through their joint ownership and control of Bpifrance S.A.

Item 5	Ownership of 5 Percent or Less of a Class:
Not applicable.

Item 6	Ownership of More than 5 Percent on Behalf of Another Person:
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8	Identification and Classification of Members of the Group:
Not applicable.

Item 9	Notice of Dissolution of Group:
Not applicable.

Item 10	Certifications:
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017	Bpifrance Participations S.A.

	By:	/s/ Nicolas Dufourcq
	Name:	Nicolas Dufourcq
	Title:	CEO

Dated: February 14, 2017	Innobio FPCI

	By:	/s/ Nicolas Dufourcq
	Name:	Nicolas Dufourcq
	Title:	CEO of Innobio’s management company (Bpifrance Investissement)

Dated: February 14, 2017	Bpifrance Investissement S.A.S.

	By:	/s/ Nicolas Dufourcq
	Name:	Nicolas Dufourcq
	Title:	CEO

Dated: February 14, 2017	Caisse des Dépôts et Consignations

	By:	/s/ Joel Prohin*
	Name:	Joel Prohin
	Title:	Director of asset management

Dated: February 14, 2017	EPIC Bpifrance

	By:	/s/ Sophie Paquin**
	Name:	Sophie Paquin
	Title:	Director of Legal Affairs

Dated: February 14, 2017	Bpifrance S.A.

	By:	/s/ Nicolas Dufourcq
	Name:	Nicolas Dufourcq
	Title:	CEO

* Joel Prohin is signing on behalf of Caisse des Dépôts et Consignations by executive order from the general manager of Caisse des Dépôts et Consignations previously filed with the Securities and Exchange Commission on February 14, 2017 as Exhibit 2 to Schedule 13G, and hereby incorporated herein by reference.

**Sophie Paquin is signing on behalf of EPIC Bpifrance by power of attorney previously filed with the Securities and Exchange Commission on February 14, 2017 as Exhibit 3 to Schedule 13G, and hereby incorporated herein by reference.